WESTMORELAND COAL COMPANY

2nd Floor, 2 North Cascade Avenue, Colorado Springs, CO 80903
Phone: (719) 442-2600 • Fax: (719) 448-8098

July 7, 2011
Ms. Anne Nguyen Parker
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

RE:  WESTMORELAND COAL COMPANY
 Registration Statement on Form S-4
 Filed June 3, 2011
 File No. 333-174723

Dear Ms. Nguyen:

Set forth below are the responses of Westmoreland Coal Company (the “Company”) to the comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), which were set forth in your letter dated June 24, 2011, regarding the Registration Statement on Form S-4 (the “Form S-4”). The Staff’s comments, indicated in bold, are followed by the Company’s responses.

1.
It appears that you are registering the new 10.75% Senior Notes due 2018 in reliance on our position enunciated in the Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1989). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with your next amendment please submit on EDGAR a supplemental letter to us stating that you are registering the exchange offer in reliance on our position in these letters. The supplemental letter should include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters. If you are not relying on this line of no-action letters, please advise.

We have filed as correspondence the requested supplemental letter stating that we are registering the exchange offer in reliance on the SEC’s position in the Exxon Capital Holdings Corp., Morgan Stanley & Co. Inc., and Shearman & Sterling letters. The supplemental letter includes the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

2.	Please revise the signature pages of your subsidiary guarantors to designate the principal financial officer(s). Refer to Instructions 1 and 2 to the Signatures section of Form S-4.

We have revised the signature pages of our subsidiary guarantors to ensure that each principal executive officer, each principal financial officer and each controller/ principal accounting officer is designated in accordance with Instructions 1 and 2 of the Signatures section of Form S-4.

3.
Please revise the terms of acceptance contained in your Letter of Transmittal by removing the language in the letter requiring the holder to acknowledge or certify that the holder “has received and reviewed the Prospectus.” It is inappropriate to require representations that could be construed as a disclaimer or waiver of rights.

We have removed the language in the Letter of Transmittal, Exhibit 99.1, which required the holder to acknowledge or certify that the holder “has received and reviewed the Prospectus.”

* * * * * *

Should you require further clarification of any of the issues raised in this letter, please contact me at (719) 448-5819. The Company respectfully requests that the Staff let us know at their earliest convenience if we can be of any further assistance.

Sincerely,

/s/ Jennifer S. Grafton

Jennifer S. Grafton
General Counsel and Secretary
Westmoreland Coal Company